QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.4

GAMMON LAKE RESOURCES INC.

Supplementary Information

Reconciliation with United States Generally Accepted Accounting Principles — Item 18
(Dollar amounts expressed in Canadian dollars, except per share amounts)
As at June 30, 2006 and for the six months ended June 30, 2006, the five months ended December 31, 2005 and the year ended July 31, 2005

        Gammon Lake Resources Inc. (the "Company") follows generally accepted accounting principles in Canada ("Canadian GAAP") which are different in certain respects from those applicable in the United States ("U.S. GAAP") and from practices prescribed by the United States Securities and Exchange Commission. The unaudited pro forma consolidated balance sheet as at June 30, 2006 and the unaudited pro forma consolidated statements of operations for the six months ended June 30, 2006, the five months ended December 31, 2005 and the year ended July 31, 2005 have been prepared in accordance with Canadian GAAP and reflect the results of the Company and Mexgold Resources Inc. ("Mexgold") along with certain pro forma adjustments to reflect the acquisition of common shares of Mexgold by the Company. Such principles differ in certain respects from U.S. GAAP. For information on material differences between Canadian GAAP and U.S. GAAP, reference should be made to the Supplemental Information, "Reconciliation with United States Generally Accepted Accounting Principles" for the year ended December 31, 2006, the seven-month period ended December 31, 2005 and the year ended July 31, 2005 included in the Company's Annual Report on Form 40-F and the "Reconciliation with United States Generally Accepted Accounting Principles — Item 18" for the year ended December 31, 2006, the seven-month period ended December 31, 2005 and the year ended July 31, 2005 (the "U.S. GAAP Reconciliations"), which is included in this filing.

        The material differences between Canadian GAAP and U.S. GAAP with respect to the Company's unaudited consolidated proforma financial statements are as follows:

a)    Mineral properties and related deferred costs

        In March 2002, the Emerging Issues Committee of the CICA issued EIC 126 — "Accounting by Mining Enterprises for Exploration Costs" which affects mining companies with respect to the deferral of exploration costs. EIC 126 refers to CICA Handbook Section 3061 "Property, Plant and Equipment", paragraph .21 which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. EIC 126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC 126 also sets forth the Committee's consensus that a mining enterprise in the exploration stage is not required to consider the conditions regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, if an enterprise has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property it is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in CICA Handbook Section 3061 in determining whether subsequent write-down of capitalized exploration costs related to mining properties is required.

        Under Canadian GAAP, the Company considers that exploration costs have the characteristics of property, plant and equipment and, accordingly, defers such costs. Furthermore, pursuant to EIC 126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless certain conditions exist.

        Under United States GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with the U.S. Securities and Exchange Commission Industry Guide 7, and consists of identifying that part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized.

b)    Stock-based compensation

        Effective May 1, 2003, the Company accounted for its stock based compensation under US GAAP in accordance with FAS No. 123 (fair value method) for both employees and non-employees. Effective January 1, 2006, the Company accounted for its stock based compensation under US GAAP in accordance with FAS No. 123R (fair value method) for both employees and non-employees.

        Under Canadian GAAP, stock options granted to employees and non-employees prior to May 1, 2002 were accounted for as capital transactions when the options were exercised. For the year ended April 30, 2003, under Canadian GAAP, stock options granted to employees and directors continued to be accounted for as capital transactions and stock options granted to non-employees were accounted for using the fair value method. Subsequent to May 1, 2003, under Canadian GAAP, stock options granted to employees and non-employees were accounted for using the fair value method. Accordingly, from May 1, 2003 there was no U.S.-Canadian GAAP difference.

        Prior to May 1, 2003, the Company had issued stock options to non-employees with a total fair value of $945,013 which was expensed for U.S. GAAP purposes.

c)     Investments:

        Under Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("FAS 115"), the Company's portfolio investments and marketable securities would be classified as available-for-sale securities and carried at fair value. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings under U.S. GAAP and reported in a separate component of shareholders' equity net of the related tax effect until realized.

d)    Fair value of long term debt

        In consideration for the Soyopa claims acquired in November, 2001 (Note 7(c)), the Company entered into a non-interest bearing loan agreement as disclosed in Note 7. Commencing in 2006, under Canadian GAAP, the loan has been presented at its fair value. Under US GAAP, interest must be imputed on this loan in accordance with APB 21. The reduction in the principal amount of the loan as a result of imputing a market rate of interest also reduces the carrying values of the company's mineral properties accordingly.

        During the periods subsequent to November, 2001, For US GAAP the interest imputed on the loan is recorded as a period expense. For Canadian GAAP the imputed interest is added to the cost of the mineral properties.

e)     Employee future benefits

        In September 2006, the FASB issued FAS 158 "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans" which requires the recognition in the Company's financial statements the funding status of a benefit plan and that the plan assets and benefit obligations be measured as of the date of the employer's fiscal year-end statement of financial position. Under FAS 158 the Company is required to recognize unamortized actuarial gains and losses, prior service cost and remaining transitional amounts not recognized under Canadian GAAP, with the offset to accumulated comprehensive income.

f)     Recent Canadian accounting pronouncements

        In 2005 the CICA issued Section 3855, Financial Instruments, Recognition and Measurement. This section establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. The following four fundamental decisions serve as cornerstones underlying this Section:

  1)
  financial instruments and non-financial derivatives represent rights or obligations that meet the definition of assets or liabilities and should be reported in the financial statements;

  2)
  the fair value is the most relevant measure for financial instruments and the only relevant measure for derivative financial instruments;

  3)
  only items that are assets or liabilities should be reported as such in financial statements; and

  4)
  special accounting for items designated as being part of a hedging relationship should be provided only for qualifying items.

        The mandatory effective date for the new Section is for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company's financial position and results of operation.

        During 2005, the CICA also issued Section 3861, Financial Instruments — Disclosure and Presentation. This section establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The disclosure paragraphs deal with information about factors that affect the amount, timing and certainty of an entity's future cash flows relating to financial instruments, the business purposes they serve, the risks associated with them and management's policies for controlling these risks. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company's consolidated financial position and results of operations.

        During 2005, the CICA issued Section 3865, Hedges. This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline 13 (AcG-13) "Hedging Relationships" and Section 1650 "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company's consolidated financial position and results of operations.

        During 2005, the CICA issued Section1530, Comprehensive Income. This standard introduces new rules for the reporting and display of comprehensive income. Comprehensive income represents a change in shareholders' equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. These items include holding gains and losses on certain investments, gain and losses on certain derivative investments, and foreign currency gains and losses related to self-sustaining foreign operations. Management does not expect the adoption of this standard to have a material effect on the Company's consolidated financial position.

g)     Recent U.S. accounting pronouncements

        In May 2005 the ("FASB") issued statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections-a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("FAS 154"). FAS 154 replaces APB Opinion No. 20, "Accounting Changes", and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements", and changes the requirements for the accounting for and reporting of a change in accounting principle. FAS 154 applies to all voluntary changes in accounting principle and is effective immediately. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. The adoption of FAS 154 did not have a material effect on its financial position or results of operations.

        During 2004, a committee of the Emerging Issues Task Force ("EITF") began discussing the accounting treatment for stripping costs incurred during the production phase of a mine, EITF 04-06, "Accounting for stripping costs incurred during production in the mining industry". During March 2005, the EITF reached a consensus that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of inventory produced during the period that the stripping costs are incurred. The Financial Accounting Standards Board ratified the EITF consensus. The EITF consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. The Company has included stripping costs during the production phase of the mine as part of the production costs.

        In December 2004, FASB issued Statement of Financial Accounting Standard No. 123-R "Share Based Payment (revised)" ("SFAS No. 123-R"). SFAS No. 123-R amends Statement of Financial Accounting Standard No.123 "Accounting for Stock Based Compensation" ("SFAS No. 123") eliminating the intrinsic value for accounting of equity based transactions primarily with employee based services. SFAS No. 123-R will have no material impact on the financial results of the Company as the Company has not used the intrinsic value method for its share based payments.

        In 2004, the FASB issued Statement of Financial Accounting Standard No. 151 "Inventory Costs, and Amendment of ARB No. 43, Chapter 4" ("SFAS No. 151"). SFAS No. 151 established standards for how an issuer measures fixed production costs and certain non-direct inventory costs when determining inventory costs. SFAS No. 151 is effective for financial periods beginning after November 1, 2004. Adoption of this standard has no material impact on the financial statements of the Company.

        In March 2005, the FASB issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations, an Interpretation of FASB Statement No. 143" ("FIN 47"). FIN 47 clarifies that the term, conditional retirement obligation, as used in FAS 143, "Accounting for Asset Retirement Obligations", refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 further clarifies that the obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement and provides guidance on how an entity might reasonably estimate the fair value of such a conditional asset retirement obligation. FIN 47 is effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 has not had a significant impact on the Company's financial position, results of operations and cash flows.

        In June 2006, the FASB issued FIN 48 "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109" which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on accounting and disclosure based on whether it is more likely than not that an uncertain tax position will be sustained on review by taxation authorities. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is evaluating the implications of the adoption of FIN 48.

        In September 2006, the FASB issued FAS Statement No. 157, "Fair Value Measurements" (FAS 157). FAS 157 provides guidance on how to use fair values to measure assets and liabilities and applies whenever other standards require or permit assets or liabilities to be measured at fair value. Expanded disclosures about the use of fair value to measure assets and liabilities are also required. FAS 157 is effective for the Company on January 1, 2008 and is applied on a prospective basis. The Company is evaluating the impact of FAS 157 on its consolidated financial statements.

        In September 2006, the FASB issued FAS 158 "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans" which requires the recognition in the Company's financial statements the funding status of a benefit plan and that the plan assets and benefit obligations be measured as of the date of the employer's fiscal year-end statement of financial position. Under FAS 158 the Company is required to recognize unamortized actuarial gains and losses, prior service cost and remaining transitional amounts not recognized under Canadian GAAP, with the offset to accumulated comprehensive income. The Company is evaluating the impact of FAS 158 on its consolidated financial statements.

        The following represents additional information to the unaudited pro forma consolidated financial statements of the Company that were prepared in accordance with Canadian GAAP. Set out below are the material adjustments to net loss for the six months ended June 30, 2006, the five months ended December 31, 2005 and the year ended July 31, 2005 and to shareholders' equity at June 30, 2006 in order to conform to U.S. GAAP.

Statement of loss:

For the six months ended June 30, 2006

	Gammon Lake Resources Inc. $	Mexgold Resources Inc. $	Pro forma Adjustments $	Proforma Consolidated Gammon Lake Resources Inc. $
Net income (loss) for the period based on Canadian GAAP	(7,855,894)	988,847	(2,422,960)	(9,290,007)
Exploration costs (a)	(1,097,306)	(2,195,978)	—	(3,293,284)
Amortization and depletion	796,882	467,765	—	1,264,647
Interest expense on long term debt adjusted to fair value	(29,000)	—	—	(29,000)
Foreign exchange gain on adjusted long term debt (d)	(141,833)	—	—	(141,833)
Future income taxes on US GAAP differences	(7,336,000)	206,000	—	(7,130,000)

Net loss for the period based on U.S. GAAP	(15,663,151)	(533,366)	(2,422,960)	(18,619,477)

Loss per share, basic and diluted	(0.20)			(0.19)

	For the five months ended December 31, 2005
	Gammon Lake Resources Inc. $	Proforma Mexgold Resources Inc. $	Consolidated Pro forma Adjustments $	Gammon Lake Resources Inc. $
Net income (loss) for the period based on Canadian GAAP	(11,607,511)	751,959	(2,425,500)	(13,281,052)
Exploration costs (a)	(1,286,922)	(1,757,001)	—	(3,043,923)
Amortization and depletion	—	307,239	—	307,239
Foreign exchange gain on future income taxes liability previously expensed	745,000	—	—	745,000
Interest expense on long term debt adjusted to fair value	(208,501)	—	—	(208,501)
Foreign exchange gain on adjusted long term debt (d)	(141,411)	—	—	(141,411)
Future income taxes on US GAAP differences	(897,712)	555,684	—	(342,028)

Net loss for the period based on U.S. GAAP	(13,397,057)	(142,119)	(2,425,500)	(15,964,676)

Loss per share, basic and diluted	(0.18)			(0.17)

	For the year ended July 31, 2005
	Gammon Lake Resources Inc. $	Proforma Mexgold Resources Inc. $	Consolidated Pro forma Adjustments $	Gammon Lake Resources Inc. $
Net income (loss) for the period based on Canadian GAAP	(19,375,595)	(5,183,973)	(9,012,522)	(33,572,090)
Exploration costs (a)	(14,996,999)	(2,741,454)	—	(17,738,453)
Amortization and depletion	—	122,895	—	122,895
Foreign exchange gain on future income taxes liability previously expensed	(1,000)	—	—	(1,000)
Interest expense on long term debt adjusted to fair value	(526,154)	—	—	(526,154)
Foreign exchange gain on adjusted long term debt (d)	(243,463)	—	—	(243,463)
Unrealized loss on forward sales contract	—	55,875	—	55,875
Future income taxes on US GAAP differences	(433,253)	810,601	—	377,348

Net loss for the period based on U.S. GAAP	(35,576,464)	(6,936,056)	(9,012,522)	(51,525,042)

Loss per share, basic and diluted	(0.54)			(0.59)

Shareholders' equity:

	As at June 30, 2006
	Gammon Lake Resources Inc. $	Proforma Mexgold Resources Inc. $	Consolidated Pro forma Adjustments $	Gammon Lake Resources Inc. $
Shareholders' equity based on Canadian GAAP	211,059,534	$82,105,240	283,153,565	576,318,339
Exploration costs (a)	(56,098,048)	(9,612,232)	9,612,232	(56,098,048)
Amortization of mineral rights (a)	(12,749,889)	—	—	(12,749,889)
Adjustment for exploration costs on abandoned properties (a)	1,258,296	—	—	1,258,296
Amortization and depletion	796,882	959,346	(959,346)	796,882
Fair value of stock options issued prior to August 1, 1999 (b)	(180,613)	—	—	(180,613)
Interest expense on long term debt adjusted to fair value	(2,431,804)	—	—	(2,431,804)
Foreign exchange gain on fair value adjusted long term debt	(1,134,703)	—	—	(1,134,703)
Unrealized gain on short-term investments	—	31,783	—	31,783
Future income taxes on US GAAP differences	—	2,422,000	(2,422,000)	—

Shareholders' equity based on U.S. GAAP	140,519,655	$75,906,137	289,384,451	505,810,243

Balance sheet differences:

        The following material balance sheet differences exist between Canadian and U.S. GAAP.

1)    Mineral properties and related deferred costs

	As at June 30, 2006
	Gammon Lake Resources Inc. $	Proforma Mexgold Resources Inc. $	Consolidated Pro forma Adjustments $	Gammon Lake Resources Inc. $
Canadian GAAP — Mining interests and assets	282,762,319	$58,155,717	220,714,333	561,632,369
Exploration costs (a)	(56,098,048)	(9,612,232)	9,612,232	(56,098,048)
Amortization of mineral rights (a)	(12,749,889)	—	—	(12,749,889)
Adjustment for exploration costs on abandoned properties (a)	1,258,296	—	—	1,258,296
Amortization and depletion	796,882	959,346	(959,346)	796,882

U.S. GAAP	215,969,560	$49,502,831	229,367,219	494,839,610

2)    Future income taxes

	As at June 30, 2006
	Gammon Lake Resources Inc. $	Proforma Mexgold Resources Inc. $	Consolidated Pro forma Adjustments $	Gammon Lake Resources Inc. $
Canadian GAAP	—	6,053,000	61,800,013	67,853,013
Future income tax adjustments	—	(2,422,000)	2,422,000	—

U.S. GAAP	—	3,631,000	64,222,013	67,853,013

Future income taxes are comprised of the following assets and liabilities under U.S. GAAP:

	As at June 30, 2006
	Gammon Lake Resources Inc. $	Proforma Mexgold Resources Inc. $	Consolidated Pro forma Adjustments $	Gammon Lake Resources Inc. $
Future income tax liability	—	3,690,700	64,222,013	67,912,713
Future income tax asset	—	(59,700)	—	(59,700)

	—	3,631,000	64,222,013	67,853,013

QuickLinks

  Exhibit 99.4
GAMMON LAKE RESOURCES INC. Supplementary Information Reconciliation with United States Generally Accepted Accounting Principles — Item 18 (Dollar amounts expressed in Canadian dollars, except per share amounts) As at June 30, 2006 and for the six months ended June 30, 2006, the five months ended December 31, 2005 and the year ended July 31, 2005